Exhibit 1

Development Bank of Japan

This description of the Development Bank of Japan is dated December 22, 2004 and appears as Exhibit 1 to its Annual Report on Form 18-K to the U.S. Securities and Exchange Commission.

THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF DEVELOPMENT BANK OF JAPAN.

FURTHER INFORMATION

This document appears as an exhibit to the Annual Report of Development Bank of Japan filed with the U.S. Securities and Exchange Commission (the “Commission”) on Form 18-K. Additional information with respect to Development Bank of Japan is available in such Annual Report, in the other exhibits to such Annual Report and in amendments thereto. Such Annual Report, exhibits and amendments may be inspected and copied at the public reference facilities maintained by the Commission at: 450 Fifth Street, N.W., Washington, D.C. 20549. Information regarding the operations of the public reference room can be obtained by calling the Commission at 1-800-SEC-0330. Copies of such documents may also be obtained from Development Bank of Japan by telephoning 813-3244-1829. The Annual Report and its exhibits and amendments are also available through the Commission’s Internet website at http://www.sec.gov.

In this document all amounts are expressed in Japanese Yen (“¥” or “yen”), except as otherwise specified. The spot buying rate quoted on the Tokyo Foreign Exchange Market on December 21, 2004, as reported by The Bank of Japan at 5:00 p.m., Tokyo time, was ¥104.09=$1.00, and the noon buying rate on December 21, 2004 for cable transfers in New York City payable in yen, as reported by the Federal Reserve Bank of New York, was ¥104.33=$1.00.

References to fiscal years of Development Bank of Japan are to the 12-month periods commencing on April 1 of the year indicated.

Unless otherwise indicated, all amounts are presented on a basis consistent with the statutory financial statements of Development Bank of Japan, which are prepared in accordance with the Development Bank of Japan Law (the “DBJ Law”) and the regulations thereunder and in accordance with accounting principles generally applied to special public corporations in Japan.

In this document where information is presented in thousands, millions or billions of yen or thousands, millions or billions of dollars, amounts of less than one thousand, one million or one billion, as the case maybe, have been truncated unless otherwise specified. All percentages have been rounded to the nearest percent, one-tenth of one percent or one-hundredth of one percent, as the case may be. In some cases, figures presented in tables in this document may not add up due to such truncating or rounding.

DEVELOPMENT BANK OF JAPAN

Development Bank of Japan (“DBJ”) was established on October 1, 1999 as a governmental financial institution. DBJ’s name and basic mission are provided by the Development Bank of Japan Law (the “DBJ Law”). DBJ is the result of a merger between The Japan Development Bank (“JDB”) and the Hokkaido-Tohoku Development Finance Public Corporation (“HTDF”).

The DBJ Law provides that DBJ’s purpose is to promote:

•	the energy and sustainable development of Japan’s economy and society;

•	the realization of an affluent national life; and

•	the independent development of local economies.

To promote these objectives, DBJ provides long-term financing and related services to qualified projects as a supplement and inducement to the lending and other services provided by commercial financial institutions.

DBJ’s capital is wholly owned by the Japanese Government, and DBJ is subject to government control and supervision in conducting its operations. The Minister of Finance has supervisory powers over DBJ and determines, with the approval of the Diet, the amount of government funds to be loaned to DBJ for its lending. DBJ’s annual budget of revenues and expenditures is included in the Government Agencies Budget drawn up by the Minister of Finance, which is subject to approval by the Diet. The Governor and the Auditors of DBJ are appointed by the Minister of Finance.

CAPITALIZATION

The capitalization of DBJ as of March 31, 2004 was as follows:

(in millions)
Long-term borrowings:
Long-term borrowings from government	¥11,378,599
Bonds and notes	1,780,606
Funds entrusted	24,851

Total long-term borrowings(1)	13,184,056
Capital and statutory reserve:
Capital	1,194,286
Statutory reserve (excluding appropriation of net earnings as a statutory reserve for the fiscal year ended March 31, 2004)	1,000,908
Appropriation of net earnings as a statutory reserve for the fiscal year ended March 31, 2004	26,113

Total capital and statutory reserve	2,221,307

Total capitalization	¥15,405,364

(1)	For additional information relating to long-term borrowings, see “Balance Sheets” and “Notes to Financial Statements”.

STATEMENTS OF EARNINGS OF DEVELOPMENT BANK OF JAPAN

See “Non-consolidated Statements of Earnings” set forth on page 25 and “Notes to Financial Statements” set forth on pages 27 to 32 herein.

BUSINESS

Purpose and Authority

Under the DBJ Law, DBJ’s principal authority is to provide long-term financing and related services to qualified projects as a supplement and inducement to the lending and other services provided by commercial financial institutions. The DBJ Law specifies that all loans and guarantees extended by DBJ and all debentures subscribed to by DBJ shall have an original maturity of not less than one year and that DBJ shall not compete with commercial financial institutions in conducting its business.

The total outstanding amount DBJ can lend, guarantee and invest is limited by the DBJ Law to the sum of its borrowing authority plus its capital and statutory reserve. Its authority to borrow is limited to 14 times its capital and statutory reserve. As of March 31, 2004, total borrowings were ¥13,184 billion, representing 42.4% of DBJ’s borrowing authority on that date.

Pursuant to the DBJ Law, JDB and HTDF were dissolved upon the establishment of DBJ on October 1, 1999. Also pursuant to the DBJ Law, all of the rights and obligations of JDB and HTDF were assigned to and assumed by DBJ.

The Japan Development Bank

JDB was established in 1951 as a governmental financial institution. JDB’s principal authority was to make loans for the development of industry, the economy and society in general. Most of its loans were made to finance plant and equipment (including aircraft, ships and rolling stock), the reclamation of land, and urban redevelopment. During the last ten years of its operation, JDB’s authority was extended to make equity investments in designated fields; to enlarge the research and development loan program; to make loans to promote the commencement of specified businesses; and to contribute to improving the nation’s social and economic infrastructure through its low-interest loan program for constructing facilities. JDB was also authorized to guarantee obligations for projects it could itself finance. DBJ assumed these operations on October 1, 1999.

Hokkaido-Tohoku Development Finance Public Corporation

HTDF was established in 1956 as a governmental financial institution. HTDF’s principal authority was to provide long-term funds to projects in the Hokkaido and Tohoku regions of Japan in order to promote industrial development in those regions. HTDF invested in, and provided finance and loan guarantees to corporations whose operations were vital to industrial development in those regions, enabling such corporations to purchase capital equipment and access long-term operating funds. HTDF also provided various types of information on local industries and supported regional development project start-ups. DBJ assumed these operations on October 1, 1999.

Other Functions

In addition to the operations of JDB and HTDF, on October 1, 1999 DBJ also assumed the finance functions formerly conducted by the Japan Regional Development Corporation and the Japan Environment Corporation, both governmental institutions.

Government Control and Supervision

DBJ is under Japanese Government control and supervision in conducting its operations. The Minister of Finance draws up the government’s Fiscal Investment and Loan Program (“zaito”) each year which, subject to approval by the Diet, determines the allocation of funds to institutions like DBJ that implement government policies. The allocations are included in the Government Special Accounts Budget and DBJ’s budget of revenues and expenditures is included in the Government Agencies Budget for that fiscal year. DBJ’s accounts are audited by DBJ’s Auditors and are submitted to the Diet after examination by the Board of Audit, an independent body created under the Constitution of Japan.

The Minister of Finance has supervisory powers with regard to DBJ and may require it to make reports as to its operations or examine its books and records whenever he or she deems it necessary. On the basis of any such report or examination, the Minister may issue such orders to DBJ concerning its operations as he or she deems necessary for enforcement of the DBJ Law.

Until the year ended March 31, 2001, DBJ’s lending operations were financed in part by funds from the Fiscal Investment and Loan Program of the Japanese Government (“zaito”) and issuances of DBJ’s bonds explicitly guaranteed by the Japanese Government under the zaito program. Effective April 1, 2001, the zaito program was fundamentally changed from a system in which funds from the government’s Postal Savings and Pension reserves were deposited with the zaito program on a compulsory basis for use by the relevant agencies, including DBJ, to a system in which the government generally raises from capital markets only the amount of funds necessary for these agencies’ projects. As part of the reform, these agencies, including DBJ, are also authorized to raise funds from the capital markets without a guarantee from the government. DBJ is currently authorized to issue in the Japanese domestic market up to ¥240 billion in aggregate principal amount of bonds without a guarantee from the government.

As indicated under “Management”, the Governor and the Auditors of DBJ are appointed by the Minister of Finance.

Recent Developments Regarding Special Public Institutions

Recently the Japanese government has discussed reforming governmental financial institutions and other government-affiliated institutions, which are collectively referred to as special public institutions, including DBJ. The Outline of Administrative Reforms adopted by a cabinet meeting on December 1, 2000 requires that the businesses and organizational forms of all special public institutions undergo a thorough review in light of the recent changes in Japan’s social and economic conditions. Based upon that review, a reorganization and rationalization plan was to be formulated by the end of the fiscal year 2001. Furthermore, the outline calls for the adoption of any necessary measures, including enactment of new laws, by the end of the fiscal year 2005 in order to implement the reorganization and rationalization plan. To promote reform of special public institutions, the Basic Law Concerning Reform of Special Public Institutions, which provides for, among other matters, formulation of a reorganization and rationalization plan for special public institutions and establishment of a Special Public Institutions Reform Promotion Headquarters, was promulgated in 2001.

In order to implement the Outline of Administrative Reforms, in April 2001 the Cabinet Headquarters for Administrative Reform, which was established in January 2001 to handle the administrative reform special project, listed the types of businesses conducted by the special public institutions and the matters to be reviewed for the respective types of businesses. In June 2001, the Cabinet Headquarters for Administrative Reform completed and released an Interim Report Regarding the Review of the Special Public Institutions’ Businesses. On December 18, 2001, the Special Public Institutions Reform Promotion Headquarters adopted the Reorganization and Rationalization Plan for Special Public Institutions.

In the Reorganization and Rationalization Plan for Special Public Institutions, which was approved by a cabinet meeting on December 19, 2001, the details of reform concerning the businesses and organizational forms of special public institutions (including their abolition, integration or privatization) are indicated. With respect to the businesses of DBJ, the following plans were suggested to DBJ in the Reorganization and Rationalization Plan for Special Public Institutions:

•	One of the reform principles is to “let private entities handle as much as they are capable of doing”. In line with this policy, DBJ should streamline its loan programs, adjust its lending terms and conditions, and specialize in taking credit risks in such fields as project finance, regional development, etc.

•	DBJ should seek to liquidify and/or securitize loan assets and to compress its outstanding loans. Also, DBJ should make optimal use of its guarantor function.

•	DBJ should take appropriate measures regarding risk management of its loan assets. It should disclose appropriate information on its allowances.

•	DBJ should clearly identify who is responsible for setting interest rates, taking into account policy priorities and other factors.

•	DBJ should work to develop policy evaluation methods and introduce a system by which the evaluation results can be reflected in its operations. Policy costs should be clearly stated.

With respect to DBJ, no specific organizational reform was prescribed in the Reorganization and Rationalization Plan for Special Public Institutions. Since the beginning of 2002, an overall review of the area, scope and organizational structure of policy finance has been and is being discussed by the Council on Economic and Fiscal Policy (CEFP), an advisory body for the Prime Minister. The CEFP announced “Reform of Policy Finance” on December 13, 2002. In the announcement, it was indicated that the reform should be implemented in a three-step process by:

•	utilizing policy finance to support acceleration of disposal of non-performing loans until the end of March 2005;

•	reviewing and shaping the function, scale and organization of policy finance to the desired standards during a three-year preparatory period from March 2005 to March 2008; and

•	streamlining and reorganizing the policy finance system toward a new system after March 2008.

In addition, the Cabinet issued a decision entitled “Reform of the Four Highway-related Public Corporations, International Hub Airports and Policy-based Finance Institutions” on December 17, 2002. With respect to governmental financial institutions, the resolution states that the Japanese government should further consider reforms based on the conclusions of the CEFP while taking into account the current economic environment, appoint appropriate executives to the right posts from among those persons, including persons from the private sector, who are motivated to implement reforms, and take measures to steadily implement the Reorganization and Rationalization Plan for Special Public Institutions.

DBJ, as a governmental financial institution, has as its mission been providing long-term fixed-rate financing to projects involving credit risks that are important for policy reasons and as to which funding from the private sector is insufficient. DBJ has continually reviewed its financing targets to meet the policy needs of each era.

In our financing plans for fiscal years 2003 and 2004, in line with the Reorganization and Rationalization Plan for Special Public Institutions, we have already clarified our operational policies which emphasize private business support, such as scaling-down the size of our loan portfolio by reviewing target businesses and reducing the percentage of loans provided, participating in fields with relatively high business and duration risks, and making full use of our ability as a guarantor.

In any case, DBJ, as a governmental financial institution, is ready to make best efforts to achieve our missions in response to the aims of the ongoing governmental financial reform while taking current economic circumstances into consideration.

Operations

Loan and Investment Operations

The following tables set forth, as of the dates indicated or for the periods indicated, the total amounts of outstanding and new loans and investments made by DBJ by project area.

Loans and Investments Outstanding by Project Area

	March 31,
	2003		2004
	(amounts in millions)
Creation of self-reliant regions
Development of regional social infrastructure	¥2,357,258	14.6%	¥2,301,205	15.1%
Revitalization of regional economies	1,463,929	9.1	1,338,292	8.8

Subtotal	3,821,187	23.7	3,639,498	23.9

Enhancement of quality of life
Environmental protection, energy, disaster prevention and welfare measures	4,928,793	30.6	4,607,207	30.3
Transport and distribution networks	3,678,362	22.8	3,491,639	22.9
Telecommunications networks	852,755	5.3	649,499	4.3

Subtotal	9,459,911	58.7	8,748,346	57.5

Structural reform and economic revitalization
Reform of economic structure	1,826,164	11.3	1,898,160	12.5
Development of new technologies and businesses	327,732	2.0	294,017	1.9

Subtotal	2,153,896	13.4	2,192,177	14.4

Improvement of social capital	678,910	4.2	641,596	4.2

Total(1)	¥16,113,905	100.0%	¥15,221,619	100.0%

(1)	DBJ’s total equity investments outstanding were ¥254,801 million as of March 31, 2003 and ¥311,427 million as of March 31, 2004. For the purposes of this table, equity investments are recognized as outstanding as of the date on which the investment commitment is made. For the purposes of its statutory financial statements included elsewhere in this document, however, DBJ does not account for an equity investment until the actual investment is made.

New Loans and Investments by Project Area

	Fiscal year ended March 31,
	2003		2004
	(amounts in millions)
Creation of self-reliant regions
Development of regional social infrastructure	¥147,429	11.7%	¥182,458	15.4%
Revitalization of regional economies	105,811	8.4	93,091	7.9

Subtotal	253,241	20.1	275,549	23.3

Enhancement of quality of life
Environmental protection, energy, disaster prevention and welfare measures	269,931	21.4	252,116	21.3
Transport and distribution networks	176,723	14.0	186,290	15.7
Telecommunications networks	126,730	10.0	9,725	0.8

Subtotal	573,384	45.4	448,131	37.9

Structural reform and economic revitalization
Reform of economic structure	349,778	27.7	400,383	33.8
Development of new technologies and businesses	29,841	2.4	15,707	1.3

Subtotal	379,619	30.1	416,090	35.2

Improvement of social capital	55,769	4.4	43,362	3.7

Total(1)	¥1,262,014	100.0%	¥1,183,132	100.0%

(1)	DBJ’s total equity investments were ¥101,834 million for the fiscal year ended March 31, 2003 and ¥61,644 million for the fiscal year ended March 31, 2004. For the purposes of this table, equity investments are recognized as outstanding as of the date on which the investment commitment is made. For the purposes of its statutory financial statements included elsewhere in this document, however, DBJ does not account for an equity investment until the actual investment is made.

The following table sets forth DBJ’s plan for its loans and investments by project area for the fiscal year ending March 31, 2005.

Loans and Investments Planned by Project Area for the Fiscal Year Ending March 31, 2005

	(amounts in billions)
Structural reform and economic revitalization	¥318.0	27.0%
Support for regional economies	300.0	25.5
Environmental measures and infrastructure	513.0	43.5

Subtotal	1,131.0	96.0
Improvement of social capital	47.0	4.0

Total	¥1,178.0	100.0%

Guarantee Operations

DBJ also has the authority to guarantee borrowings incurred for purposes consistent with its policies. As of March 31, 2004, DBJ’s guarantee obligations amounted to ¥76,821 million. The amount of guarantee obligations decreased by ¥10,894 million during the fiscal year ended March 31, 2004.

Greater Focus on Three Priority Areas

In light of policies developed by the CEFP and other government bodies, DBJ will focus on investment and loan programs intended to promptly address pressing matters among policy issuers in fields such as regional economies, the environment, and technology. Particular emphasis was laid on the issues listed below.

Contributions to Regional Revitalization:

•	Enhancing measures in high risk areas by augmenting fund functions

–	DBJ will increase risk-taking and the provision of financial know-how through capital contributions to funds that can contribute to regional revitalization such as urban renewal funds, business and industrial rehabilitation funds, and venture funds.

•	Greater support of regional midsized companies through relationship banking

–	DBJ utilizes relationship banking functions in cooperation with regional financial institutions to provide the necessary funds so that the midsized companies that play such a central role in regional industry and employment are able to continue to advance their business by streamlining and improving management efficiency.

•	Aid for businesses in structural reform areas

–	To support regional revitalization, DBJ provides aid for businesses in special structural reform regions that have been designated as such in light of their particular characteristics.

•	Continued active efforts with PFI

–	DBJ will continue to adopt a flexible approach to the percentage of loans it allocates to private finance initiatives.

•	Stronger aid for funds addressing security issues such as disaster prevention

–	DBJ will increase its support for funds necessary to prevent disasters in public facilities such as train stations and airports used by large numbers of people.

Active Efforts to Address Environmental Issues:

•	Increased aid for environment-friendly companies through an environmental scoring system

–	DBJ has created Japan’s first system to encourage companies’ environmental efforts by using an environmental scoring system to select companies striving to employ advanced measurers to address environmental problems and providing support for those companies’ efforts to raise funds to cover environmental expenses.

•	Support for the Kyoto mechanism

–	To improve the effectiveness of the Kyoto Protocol, DBJ has set up a system to provide aid in a timely manner through a fund intended to reduce greenhouse gases using the Kyoto mechanism.

•	Promotion of energy conservation

–	DBJ attempts to facilitate energy conservation by including energy conserving building projects in its support, which corporations need to implement medium-term plans to achieve energy conservation targets developed for such building structures including offices, department stores, and hotels.

Promotion of Economic Revitalization Through Technological Advancement: Enhancing Industrial Financial Functions:

•	Creation and revitalization of new industries by facilitating supply of funds for business development in venture and midsized companies.

–	Although venture and midsized companies have the technological capacity and knowledge to develop new industrial fields, it has become difficult for those companies to raise business capital due the recent financial environment and inadequate credit strength. By facilitating the supply of these funds to venture and midsized companies, DBJ helps to create new industries that can support the next generation and revitalized Japan’s economy.

•	Operations supporting effective use of intellectual property

–	Japan has not developed the full market potential of intellectual property such as patents, copyrights, and various types of content. Accordingly, DBJ uses methods to mobilize and promote the effective use of intellectual property.

•	Support to facilitate fundraising that focuses on a company’s cash flow

–	DBJ supplies the funds needed by midsized companies to conduct businesses that serve valuable socioeconomic purposes. The Bank facilitates companies’ fundraising by offering diverse financing technologies with an emphasis on cash flow. Among it measurers are loans secured by accounts receivable and other assets — not only by real estate — and loans with covenants for risk control, available without depending on conventional financings methods such as real estate collateral.

•	Promotion of industrial revitalization

–	DBJ attempts to prevent the loss of advanced technological resources by assisting businesses to rehabilitate themselves in a timely fashion through business reconstruction plans, by including a rehabilitation plan with its funding in support of industrial revitalization.

Business Rehabilitation Support Program

During the fiscal year ended March 31, 2002, DBJ began a new program to assist financially troubled companies: the “Loan and Investment Program for Business Rehabilitation”, to contribute to the Japanese Government’s measures for resolving the non-performing loans of financial institutions and excessive-debt-burden of commercial enterprises. Under this program, DBJ provides debtor-in-possession (“DIP”) financing and makes investments in corporate restructuring funds.

Since Japan’s new Civil Rehabilitation Law, modeled after Chapter 11 of the United States Bankruptcy Code, became effective in April 2000, there have been a large number of filings under the law. Because the rehabilitation of over-leveraged companies is important to the recovery of the Japanese economy, DBJ has participated in DIP financing under the new law, as well as Japan’s existing Corporate Reorganization Law, since April, 2001. DBJ’s DIP loans are generally secured by security such as accounts receivable or other liquid collateral, and are authorized as administrative claims by the courts.

DBJ is also proceeding with its program to promote corporate restructuring, with the goal of de-leveraging and rehabilitating financially troubled companies in Japan, through investments in corporate restructuring funds. The main objective of such funds is promoting business restructuring and facilitating disposal of non-performing loans of commercial banks. To be considered for such investments, target companies must, in the opinion of DBJ’s investment officers, have positive cash flow, good industry prospects, good management and viable exit alternatives such as public offerings, mergers, acquisitions or sales to strategic investors. To mobilize private risk capital, the investment share of DBJ in such funds is less than 50%. DBJ has budgeted a maximum of ¥200 billion for investment in these funds, utilizing ¥100 billion injected from the Japanese Government for this purpose.

Comprehensive Measures to Accelerate Reforms by the Government

In response to the recent growing uncertainty concerning the country’s financial and economic conditions, the Government of Japan decided on October 30, 2002 to reinforce its policy measures to bring greater stability to the financial system through the rapid recovery of financial intermediary functions by accelerating the disposal of non-performing loans, facilitating the smooth reallocation of resources to new growth fields, and striving to realize a rapid recovery of Japan’s finance and industry.

To these ends, the Government announced its intention to rapidly prepare concrete proposals for the implementation of various new policy measures including the following involving DBJ:

•	Enhance the support function for business revitalization and industrial reorganization

–	Expand the system of investments in corporate restructuring funds, and improve the financing system for any third party acquiring or succeeding to the enterprises undergoing rehabilitation.

–	Revitalize the financial markets and provide appropriate funding and support for the improvement of financing structures, including utilization of credit derivatives such as collaterized loan obligations.

•	Promote the structural reform of securities markets

–	Strive for the revitalization of the financial markets by utilizing securitization in coordination with private financial institutions.

•	Designate priority urban redevelopment areas and provide project support

–	Expand urban renaissance-related loans by DBJ.

Loan, Guarantee and Investment Terms

DBJ develops annually a set of loan, guarantee and investment guidelines designed to implement the terms of its three year mid-term policy as required by Article 23 of the DBJ Law. DBJ’s guidelines for the fiscal year ended March 31, 2004 are described below:

Basic Policy on Loans and Related Matters

DBJ conducts its operations regarding loans, debt guarantees, acquisitions of corporate bonds, assumptions of obligations, and investments with the aim of complementing and encouraging private financing and under the principle of certainty of repayment. The principle of “certainty of repayment” means that DBJ extends loans and guarantees and makes investments only if the repayment of such amounts is “deemed certain”.

Interest Rates

DBJ determines the interest rates, maturities, loan participation percentages, required collateral and other terms on which it is willing to extend credit separately by credit category. DBJ bases its interest rates to be charged on (i) the principle of equalization of income and expenditure, so that DBJ’s revenues will cover its expenditures and losses, and (ii) on financial market conditions, including the normal terms applied by commercial financial institutions to loans or debt guarantees.

Under DBJ’s current interest rate policy for loans, DBJ sets the interest rate applicable to each loan on a case-by-case basis, taking into consideration various factors, such as (i) the relevant redemption schedule, (ii) the government’s policy goals as reflected in the mid-term plan, (iii) the nature of the relevant project to which it lends its fund and (iv) the level of commercial bank lending rates. Loans for specific projects for the nation’s social and economic infrastructure improvement are made either interest-free or at reduced rates by using in whole or in part funds that are borrowed by DBJ interest-free from the Japanese Government or made available either with subsidies or at reduced interest rates from other sources.

The guarantee rates applied to debt guarantees are determined in consideration of the guarantee rates of commercial financial institutions and other factors and of general financial conditions.

The yields on acquisition of corporate bonds are required to be as follows: in a subscription for the full amount of an entity’s private placement bonds, the yields shall be the same as interest rates on loans; in a subscription for partial amounts, the yields shall be the same as those of other investors; and in publicly issued bonds (straight corporate bonds only), the yields shall be the same as those in the market.

Investments

DBJ’s guidelines state that it will make investments in projects or entities: (1) the activities of which accord substantially with the Japanese Government policies and have a strongly public character; (2) such as funds that invest in entities that would otherwise be eligible for lending and other support under DBJ’s investment and lending guidelines; (3) the activities of which are desirable from a policy perspective but, because they are unlikely to become profitable quickly due to risks and low profitability in the early stages, would not be feasible with private financing alone; (4) in which private companies are expected to make sizable investments, excluding entities conducting projects which, from the perspectives of profitability and risk, would be feasible from private financing alone; and (5) which are regarded as certain to generate sufficient profits to cover projected dividends related to the investment.

Participation Ratios

The ratios of DBJ’s participation to the total cost of applicable projects with respect to loans, guarantees, acquisition of corporate bonds and investments are as follows:

Loans and acquisitions of corporate bonds

In principle, DBJ’s participation ratios are set within the limits set forth in each applicable project in the category of “loans”. With respect to subscriptions to publicly issued bonds, the ceiling is set at 50% of the project cost or 50% of the issue amount, whichever is lower.

The ceiling on the ratio of loans to companies with outstanding capability to raise long-term funds (i.e., listed companies whose bonds are classified as triple-A) shall be 30% and the ceiling on the ratio of loans to companies with fare capability to raise long-term funds, such as companies whose bonds are classified as double- or single-A shall be 40%, although such loan ratio can be flexible when the loan is requested by a private financial institution or the purpose of the loan is of highly public. DBJ intends to place a greater limit on its loans to companies with strong capability to raise funds in order to focus on providing funds to companies that cannot obtain adequate private financing.

Debt guarantees

In principle, the upper limit on DBJ’s project participation through debt guarantees, combined with loans, shall be 80% of the project cost. The range of guarantees shall be in principle 80% of the debts of the warrantees with respect to each applicable project.

When providing guarantees for issuances of corporate bonds, DBJ maintains a flexible stance in relation to upper limits and other aspects.

Investments

In principle, the ceiling shall be 50% of the capital of the recipient of an investment.

Currency, Maturities and Other Matters

All of DBJ’s loans are denominated in Japanese yen, except for foreign currency loans, which accounted for 0.7% of DBJ’s total loans outstanding as of March 31, 2004. DBJ is required by the DBJ Law to make loans with an original maturity of at least one year.

The following table sets forth information concerning the maturities of DBJ’s outstanding loans and the corporate bonds it has purchased as of March 31, 2004. The amounts are presented on a basis consistent with generally accepted accounting principles applicable to commercial enterprises in Japan.

Loans and Corporate Bonds Outstanding

Maturity	As of March 31, 2004
	(amounts in millions)
On or before March 31, 2005	¥1,696,800	11.4%
Between April 1, 2005 and March 31, 2009 (inclusive)	6,097,707	41.0
Between April 1, 2009 and March 31, 2014 (inclusive)	4,745,561	31.9
On or after April 1, 2014	2,324,975	15.6

Total	¥14,865,045	100.0%

Note:	The amounts deemed unrecoverable are excluded from the total amounts of loans to bankrupt or essentially bankrupt borrowers.

Allowance for Loan Losses

DBJ provides an allowance for loan losses, up to the maximum level permitted pursuant to an ordinance of the Ministry of Finance. See Note 2 of “Notes to Financial Statements”. As of March 31, 2004, the allowance totaled ¥44,522 million, equal to 0.3% of the total loans actually outstanding at that date.

Non-performing Loans

In cases where borrowers are unable to meet payments on their loans, DBJ may revise the terms of repayment in cooperation with other lenders. DBJ’s loans in arrears, loans for which principal payments were overdue by six months or more, amounted to ¥95,466 million as of March 31, 2004.

DBJ has introduced self-assessment standards (“jiko satei kijun”) to assess the credit quality of its assets in accordance with the Financial Inspection Manual of the Financial Services Agency and discloses its non-performing loans calculated under the Banking Law of 1981, as amended (the “Banking Law”), as well as the Law of the Emergency Measures for the Revitalization of the Functions of the Financial System of 1998, as amended (the “Financial Revitalization Law”). DBJ utilizes its financial statements prepared on a basis consistent with generally accepted accounting principles applicable to commercial enterprises in Japan for the purposes of these self-assessments. For example, where loans to bankrupt or essentially bankrupt borrowers are covered by collateral or guarantees, the loan amount is directly reduced by deducting the amount of the loan that is not deemed to be covered by the assessed value of the collateral and/or the amounts deemed to be recoverable through guarantees, from the amount of the loan. ChuoAoyama PricewaterhouseCoopers, an independent accounting firm, has verified DBJ’s self-assessment including the scope of its disclosure of non-performing loans.

DBJ assesses its loans in accordance with disclosure requirements which are based, in all material respects, on those set forth in the Banking Law. The following table sets forth the non-performing loans of DBJ outstanding as of the dates indicated, calculated pursuant to the Banking Law disclosure requirements, which are set forth in the notes to the table. As discussed above, the amounts listed in the table below reflect the amounts in DBJ’s financial statements prepared on a basis consistent with generally accepted accounting principles applicable to commercial enterprises in Japan.

Principal Amount of Non-Performing Loans

Calculated and Disclosed under the Banking Law (A)

	As of March 31,
	2003	2004
	(amounts in millions)
Loans to Bankrupt Debtors (B)	¥54,692	¥23,705
Delinquent Loans (C)	341,115	271,472

Subtotal	395,807	295,177

Percentage against the total loans outstanding	2.5%	2.0%
Loans Due Past Three Months or More (D)	6,707	270
Restructured Loans (E)	182,724	193,210

Total non-performing loans	¥585,240	¥488,658

Percentage against the total loans outstanding	3.7%	3.3%

(A)	The figures in this table reflect partial direct write-offs, which are consistent with accounting principles applied to commercial enterprises in Japan, but are not permitted by accounting principles applied to special public corporations. Under the accounting principles applied to commercial enterprises, the secured or guaranteed portion of a loan subject to a partial direct write-off is not written off.
(B)	Loans to borrowers who are categorized as “borrowers in legal bankruptcy” in accordance with DBJ’s standards of self-assessment on credit quality.
(C)	Loans to borrowers who are categorized as “borrowers in virtual bankruptcy” and “borrowers in possible bankruptcy” in accordance with DBJ’s standards of self-assessment on credit quality.
(D)	Excludes loans that are included in (1) “Loans to Bankrupt Debtors” and (2) “Delinquent Loans”.
(E)	Loans (other than “Loans to Bankrupt Debtors”, “Delinquent Loans” and “Loans Due Past Three Months or More”) in which DBJ has agreed to modify lending conditions in favor of borrowers by reducing the rate of interest, suspending payments of interest or principal, or forgiving the loans in whole or in part, in order to expedite the borrowers’ restructuring or to provide borrowers with financial support.

In addition, DBJ assesses its loans in accordance with disclosure requirements which are based, in all material respects, on those set forth in the Financial Revitalization Law. The following table sets forth non-performing loans of DBJ outstanding as of the dates indicated, calculated pursuant to the Financial Revitalization Law disclosure requirements, which are set forth in the notes to the table. As discussed above, the amounts listed in the tables below have been prepared on a basis consistent with generally accepted accounting principles applicable to commercial enterprises in Japan.

Principal Amount of Non-Performing Loans

Calculated and Disclosed under the Financial Revitalization Law (A)

	As of March 31,
	2003	2004
	(amounts in millions)
Loans to borrowers in bankruptcy or quasi-bankruptcy (B)	¥69,587	¥32,323
Loans entailing risk (C)	326,342	262,981
Loans requiring special attention for recovery (D)	189,432	193,480

Subtotal	585,362	488,786

Percentage against the total loans outstanding	3.7%	3.3%
Normal loans (E)	15,287,997	14,440,911

Total loans outstanding	¥15,873,360	¥14,929,697

(A)	The figures in this table reflect partial direct write-offs, which are consistent with accounting principles applied to commercial enterprises in Japan, but are not permitted by accounting principles applied to special public corporations. Under the accounting principles applied to commercial enterprises, the secured or guaranteed portion of a loan subject to a partial direct write-off is not written off.
(B)	Loans to financially failed borrowers, who are subject to bankruptcy, corporate reorganization or other similar proceedings, as well as loans similar thereto.
(C)	Loans to borrowers who have not financially failed, but the financial condition and operating results have deteriorated and are likely to default on contractually mandated payment of principal and/or interest.
(D)	Comprised of (1) loans for which principal and/or interest payments are three months or more past due (excluding loans that are included in “Loans to borrowers in bankruptcy or quasi-bankruptcy” and “Loans entailing risk”), and (2) restructured loans the terms of which have been modified by DBJ to grant concessions to borrowers in financial difficulties in order to assist such borrowers’ restructuring and to expedite collection of such loans (excluding loans that are included in “Loans to borrowers in bankruptcy or quasi-bankruptcy”, “Loans entailing risk” and “Loans for which principal and/or interest payments are three months or more past due”).
(E)	Other than those set forth in (B), (C) and (D) above, loans to borrowers whose financial condition and operating results are deemed to have no material defects.

The following table breaks down DBJ’s outstanding non-performing loans by industry calculated and disclosed under the Banking Law.

Outstanding Non-Performing Loans by Industry

Calculated and Disclosed under the Banking Law

	As of March 31,
	2003	2004
	(amounts in millions)
Manufacturing	¥40,690	¥31,767
Agriculture, fishery and forestry	115	50
Mining	6,006	1,637
Construction	5,866	912
Electricity, gas, heat and water supply	18,085	1,087
Transport and communications	50,602	41,566
Wholesalers, retailers and restaurants	72,771	59,304
Financial and insurance businesses	—	—
Real estate	274,410	258,319
Services	116,691	94,010
Local public bodies	—	—

Total	¥585,240	¥488,658

We invest in and finance projects of public use and interest run by local government organizations referred to as “third sector corporations”. Though there is no clear definition of this term, we use it to refer to corporations in which local government organizations have invested or subscribed for shares, whose securities are not listed on any securities exchange or quoted in any over-the-counter market, that carry out projects with significant civic importance and public benefits. We finance projects such as those involving railways, airport terminals, cable television broadcasters and urban development, including underground parking lots, urban redevelopment and international conference halls. Because these projects tend to require a long period of time for investments to generate returns, they do not easily attract private corporation participants. Non-performing loans to third sector corporations as a percentage of DBJ’s outstanding loans have been greater than its total non-performing loans as a percentage of its total outstanding loans because these projects are largely for public use and interest, generally requiring a long period of time to generate returns; and a greater percentage of these third sector corporations have fallen short of their revenue plans and have suffered from the ongoing stagnation in the economy, as compared to other borrowers in DBJ’s portfolio. We are currently collaborating with various parties involved in these projects, including local government organizations, to improve the ability of the third sector corporations to achieve their intended policy goals.

Sources of Funds

DBJ’s sources of funds consist of its capital, borrowings from the government, issuance of bonds and internally generated funds such as loan recoveries.

DBJ’s capital rose by ¥12,000 million in the fiscal year ended March 31, 2004, bringing the total to ¥1,194,286 million. This capital increase was paid out of the Industrial Investment Special Account of the Japanese Government, and was intended to assist DBJ with its programs of investments in business rehabilitation funds, industrial reorganization funds and urban rehabilitation funds.

The aggregate amount of the government loans is decided annually as part of the Fiscal Investment and Loan Program, and actual disbursement of the loans is made in installments during the fiscal year to satisfy the DBJ’s funding requirements. Aggregate borrowings by the end of fiscal year 2003 amounted to ¥11,378,599 million. The breakdown was as follows: ¥10,755,891 million from the Fiscal Loan Fund, ¥219,838 million from the Reserve Funds of the Postal Life Insurance Special Account and ¥402,869 million from the Industrial Investment Special Account. In the fiscal year 2004, DBJ expects to borrow approximately ¥577,000 million from the Japanese Government.

In the fiscal year 2003, DBJ issued government-guaranteed bonds in the amount of ¥105,000 million in the domestic and overseas market and non-guaranteed bonds in the amount of ¥240,000 million in the domestic market. Including bonds issued by JDB and HTDF prior to the creation of DBJ on October 1, 1999, the total aggregate amount of bonds issued by DBJ in overseas markets was ¥2,197,348 million, with an aggregate amount outstanding of ¥653,356 million at the end of fiscal year 2003. The government-guaranteed bonds and government-underwritten bonds issued in the domestic market totaled ¥2,314,800 million, with an outstanding amount of ¥587,250 million at the end of fiscal year 2003. Non-guaranteed bonds in the aggregate amount of ¥240,000 million were publicly offered and ¥540,000 million remained outstanding at the end of fiscal year 2003. In the fiscal year 2004, DBJ expects to issue bonds as follows: government-guaranteed bonds in the amount of ¥190,000 million in overseas markets, government-guaranteed bonds in the amount of ¥60,000 million in the domestic market and non-guaranteed bonds in the amount of ¥240,000 million in the domestic market.

Risk Management

We have clarified the risk management responsibilities of our divisions and have built an asset-liability and risk management system controlled by the Finance Planning & Coordination Department to carry out comprehensive asset-liability and risk management. The Asset-Liability Management Committee, led by the Governor of DBJ, sets forth the basic policies for overall asset-liability and risk management and regularly monitors risks.

Credit Risk

Credit risk is a risk of loss as a result of a decrease in or loss of the value of a debtor’s assets due to deteriorated financial conditions.

Monitoring individual loans

We are permitted under the DBJ Law to make investments and loans only when repayment is considered certain. As such, we closely examine the likelihood that each project will achieve its intended goal and the profitability of each project, in addition to the policy significance and effectiveness of our financing. We introduced an internal credit rating system in fiscal year 1999 to improve our credit risk assessment and management to control loan amounts based on the ratings generated by the internal credit rating system.

Although we are not regulated by the Banking Law or the Financial Revitalization Law, we voluntarily assess our assets in accordance with the self-assessment criteria listed in the Financial Inspection Manual published by the Financial Services Agency. The report of our self-assessment is audited by a public accountant in accordance with the “Practical Guidelines for the Verification of Internal Regulations Governing Self-Assessment of Assets by Banks and Other Financial Institutions, and for Audits of Bad Loan Write-offs and Bad Loan Reserves (Fourth Report of the Special Committee on Bank Auditing of the Japanese Institute of Certified Public Accountants)”.

Portfolio management

The ALM Committee receives reports on the credit ratings and assessments of DBJ’s loans in accordance with our internal rating system. We also constantly examine strategies to control credit risk by testing measures to quantify the credit risk of our entire portfolio.

Market Risk

Market risk consists of interest rate risk and foreign exchange risk.

Interest rate risk

We have a comprehensive asset-liability management system to analyze interest rate risks that accompany financial transactions using cash flow, present value and interest sensitivity analyses. We also hedge risks by using interest rate swaps. Because we do not conduct any trading operations, we do not have any interest rate risk arising from trading operations.

Foreign exchange risk

Foreign exchange risk arises from foreign-currency denominated loans and foreign-currency denominated bonds, both of which we hedge with currency swaps. We manage the counterparty risk that arises from these currency swaps by constantly reviewing the credit conditions of our counterparties and entering into these currency swaps with multiple institutions.

Liquidity Risk

We address liquidity risk by conducting careful cash flow management and relying on long-term and stable financing such as government investments and loans, government-guaranteed bonds and non-government-guaranteed bonds in accordance with the Government’s plans for investments and loans.

Additionally, to be prepared for any unexpected short-term cash flow issue, we invest our cash mostly in safe and liquid short-term investments and have arranged overdraft lines with a number of private financial institutions. We also closely manage settlement issues, including maintenance of adequate liquidity for Real Time Gross Settlements, or RTGS, with the Bank of Japan.

MANAGEMENT

DBJ is managed by a Governor, two Deputy Governors and up to 12 Senior Executive Directors. In addition to these officers, DBJ has up to two Auditors. The Governor and the Auditors are appointed by the Minister of Finance, and the Deputy Governors are appointed by the Governor with the approval of the Minister of Finance. The Senior Executive Directors are appointed by the Governor.

The Governor is DBJ’s chief executive officer, and the Deputy Governors serve as his alternate. The Senior Executive Directors perform various management functions in accordance with delegations from the Governor, but final authority in all matters resides exclusively with the Governor.

The Auditors audit the business of DBJ and may submit their views to the Governor or the Minister of Finance when they deem it necessary on the basis of the result of their audit. The Auditors audit DBJ’s financial statements semi-annually. Their opinion, together with the financial statements, is submitted to the Minister of Finance within two months after the end of each semi-annual period, or within three months after the end of each fiscal year.

DBJ’s Governor, Deputy Governors, Senior Executive Directors and Statutory Auditors are as follows:

Title	Name
Governor	Takeshi Komura

Deputy Governors	Kimio Yamaguchi

Sumihito Ohkawa

Senior Executive Directors	Kozo Isshiki

Fumio Inui

Hiroaki Itou

Mikio Araki

Takashi Ando

Fumiyuki Kashima

Kozo Oikawa

Keiji Taga

Kenichi Fukaya

Fumio Matsubara

Keimei Kaizuka

Toshiharu Kitamura

Auditors	Hiroyuki Hoshi

Shigeru Kobayashi

DEBT RECORD

There has been no default in the payment of interest or principal on any obligation of DBJ or its predecessors.

FINANCIAL STATEMENTS OF DEVELOPMENT BANK OF JAPAN AND AUDITORS

The DBJ Law requires DBJ to prepare statutory financial statements semi-annually and to submit them, together with an opinion of both Auditors thereon, to the Minister of Finance. As described under “Management”, the Auditors are appointed by the Minister of Finance. Their duties under the DBJ Law include performing an audit of DBJ’s statutory financial statements, which may not be comparable to an audit as that term is generally understood in the United States of America. DBJ’s statutory financial statements are made available to the public. The accounts of the Japanese government agencies, which include DBJ, are examined annually by the Board of Audit to determine compliance with certain statutory requirements. The Board of Audit is an independent body created by the Constitution of Japan, and its Examination Reports on the accounts of DBJ and the other Japanese government agencies, together with its Audit Reports on the final accounts of the government, are submitted to the Diet through the Cabinet.

Since the fiscal year ended March 31, 2001, DBJ has prepared and made public financial statements prepared in accordance with accounting principles and practices generally accepted for commercial enterprises in Japan (Japanese GAAP), in addition to preparing the statutory financial statements in accordance with the DBJ Law and regulations thereunder. DBJ’s Japanese GAAP financial statements consist of balance sheets, statements of operations, statements of cash flows, statements of equity, and accompanying notes, all presented in accordance with Japanese GAAP and available in English as well as in Japanese (see Exhibit 4 to this Annual Report on Form 18-K for the English language translation). DBJ’s Japanese GAAP consolidated and non-consolidated financial statements have been audited by ChuoAoyama PricewaterhouseCoopers, independent accountants, as stated in their reports, which are incorporated in Exhibit 4 to this Annual Report on Form 18-K. In preparing the financial statements presented in accordance with Japanese GAAP, DBJ made necessary adjustments to its statutory financial statements, which were prepared based on the DBJ’s statutes and related regulations as well as accounting principles applied to special public corporations.

The principal differences in the accounting practices between the two sets of financial statements are as follows:

	Accounting principles applied to special public corporations	Accounting principles applied to commercial enterprises	Difference in the balance sheets for the fiscal year ended March 31, 2004	Difference in the statements of earnings for the fiscal year ended March 31, 2004
			(in billions of yen)
Asset self-assessment and allowance in relation to loans and equity investments	An allowance for loan losses, prescribed in Section 16 of Notification No. 284 (1999) of the Ministry of Finance pursuant to Article 4, Paragraph 3 of the Enforcement Order for the DBJ Law, is established (up to 0.3% of the outstanding loan amount at the fiscal year end).	Borrowers and creditors are categorized in accordance with the Financial Inspection Manual of the Financial Services Agency, amended on February 25, 2003 (“the Financial Inspection Manual”), and an allowance is established, including an allowance for partial direct write-offs.	– 406.5	89.0

	Accounting principles applied to special public corporations	Accounting principles applied to commercial enterprises	Difference in the balance sheets for the fiscal year ended March 31, 2004	Difference in the statements of earnings for the fiscal year ended March 31, 2004
			(in billions of yen)
	An allowance for equity investment losses is not required.	An allowance for equity investment losses is established in the same manner as the allowance for loan losses, in accordance with the Financial Inspection Manual.	– 34.2	– 0.3

Allowance for Employee Retirement Benefits	An allowance for employee retirement benefits is not required (no carry-over to the next term).	An allowance for retirement benefits, including such benefits for officers, is calculated based on the accrued retirement benefits and projected retirement assets at the date of the balance sheets and in consideration of any actuarial differences in accordance with the accounting principles regarding retirement benefits.	– 32.1	0.7

Financial instruments and others	No mark-to-market accounting is applied.	Available-for-sale securities are evaluated using market values and hedge accounting for interest swap transactions is applied in accordance with the accounting principles for financial instruments (Opinion letter, dated Jan. 22, 1999, on establishment of the accounting principles in relation to financial instruments, submitted by Business Accounting Council).	5.3	– 1.6

		Some foreign currency denominated assets are translated into Japanese yen using the market exchange rate prevailing at the end of the fiscal term, and foreign currency swaps in relation to foreign denominated loans and bonds are translated at contractual rates, in accordance with the accounting principles for foreign currency denominated transactions (Opinion letter, dated Oct. 22, 1999, on amendment of the accounting principles for foreign currency denominated transactions, submitted by Business Accounting Council).

		Accounting principles generally considered most fair and suitable are applied for appropriation of other items, such as unpaid and prepaid expenses.

Note:	The total amount of difference between the balance sheets is included in “Accumulated Deficit” under “Retained Earnings” and “Net Unrealized Gains on Available-for-sale Securities, Net of Taxes” under “Equity”, and the total amount of difference between the statements of earnings is included in “Net earnings/losses”, each in the non-consolidated financial statements prepared in accordance with Japanese GAAP.

Report of Auditors

MR. TAKESHI KOMURA, Governor

DEVELOPMENT BANK OF JAPAN

9-1, Otemachi 1-chome

Chiyoda-ku, Tokyo

We have audited the balance sheets of Development Bank of Japan (“DBJ”) as of March 31, 2003 and 2004 and the related statements of earnings for the two fiscal years ended March 31, 2004. Our audit was made in accordance with the Development Bank of Japan Law and the regulations thereunder.

The accounting principles and procedures followed by DBJ are those generally followed by special public corporations in Japan, and the aforesaid balance sheets and statements of earnings have been prepared in conformity with such accounting principles and procedures applied on a consistent basis in all material respects.

The accompanying balance sheets of DBJ as of March 31, 2003 and 2004 and statements of earnings for the two fiscal years ended March 31, 2004 have been prepared by reclassifying the aforesaid financial statements. We have reviewed the reclassifications made in preparing such financial statements and, in our opinion, such statements, as reclassified, fairly present on a consistent basis the financial position of DBJ as of March 31, 2003 and 2004 and the results of its operations for the two fiscal years ended March 31, 2004.

/s/ Hiroyuki Hoshi
Hiroyuki Hoshi
Auditor
Development Bank of Japan

/s/ Shigeru Kobayashi
Shigeru Kobayashi
Auditor
Development Bank of Japan

Tokyo, June 25, 2004

DEVELOPMENT BANK OF JAPAN

NON-CONSOLIDATED BALANCE SHEETS

	(Millions of yen)		(Thousands of U.S. dollars)
March 31	2004	2003	2004
ASSETS:
Cash and Due from Banks (Note 3)	¥19,206	¥38,209	$181,729
Securities (Note 4)	327,918	475,734	3,102,641
Loans (Note 5)	14,840,881	15,790,022	140,418,976
Less—Allowance for Loan Losses	(44,522)	(47,370)	(421,257)

	14,796,358	15,742,652	139,997,719
Equity Investments	244,077	197,597	2,309,373
Premises and Equipment (Note 6)	57,029	57,317	539,592
Less—Accumulated Depreciation	(19,101)	(18,777)	(180,729)

	37,928	38,539	358,863
Accrued Income Receivable (Note 7)	68,898	75,241	651,888
Other Assets (Note 8)	533	786	5,046
Unamortized Discount on Bonds and Notes	2,296	1,876	21,725
Customer’s liability for Acceptances and Guarantees	76,821	87,715	726,852

TOTAL ASSETS	¥15,574,038	¥16,658,353	$147,355,836

	(Millions of yen)		(Thousands of U.S. dollars)
	2004	2003	2004
LIABILITIES, CAPITAL AND STATUTORY RESERVE:
Liabilities:
Bonds and Notes	¥1,780,606	¥1,596,630	$16,847,443
Long-term Borrowings (Note 9)	11,403,450	12,664,024	107,895,263
Accrued Expenses Payable (Note 10)	51,126	64,536	483,737
Other Liabilities (Note 11)	40,726	62,252	385,342
Acceptance and Guarantees	76,821	87,715	726,852

TOTAL LIABILITIES	13,352,730	14,475,158	126,338,637

Capital and Statutory Reserve:
Capital (Note 12)	1,194,286	1,182,286	11,299,896
Statutory Reserve (Note 2(j))	1,027,021	1,000,908	9,717,303

TOTAL CAPITAL AND STATUTORY RESERVE	2,221,307	2,183,194	21,017,199

TOTAL LIABILITIES, CAPITAL AND STATUTORY RESERVE	¥15,474,038	¥16,658,353	$147,355,836

Accompanying notes are an integral part of these financial statements.

DEVELOPMENT BANK OF JAPAN

NON-CONSOLIDATED STATEMENTS OF EARNINGS

	(Millions of yen)		(Thousands of U.S. dollars)
For the Fiscal Years ended March 31	2004	2003	2004
Interest Income:
Interest on Loans	¥482,935	¥541,247	$4,569,356
Income on Securities	1,700	2,074	16,087
Other Interest Income	232	243	2,196

	484,867	543,566	4,587,639
Interest Expenses:
Interest on Bonds and Notes	37,572	36,208	355,494
Interest on Borrowings	336,034	403,011	3,179,435

	373,606	439,219	3,534,929

Net Interest Income	111,260	104,346	1,052,710

Other Income
Fees and Commissions (Note 13)	2,839	1,705	26,868
Others (Note 14)	4,204	1,874	39,785

	7,044	3,580	66,653

Administrative and Other Expenses:
Salaries and Related Expenses	16,928	17,386	160,169
Other Administrative Expenses	9,966	10,451	94,298
Depreciation	982	1,119	9,297
Fees and Commissions (Note 15)	16	28	159
Write-off of Claims (Note 16)	61,503	58,612	581,923
Others (Note 17)	5,641	4,939	53,381

	95,039	92,539	899,227

Earnings before Provision for Loan Losses	23,266	15,387	220,136
Provision for Loan Losses	2,847	3,041	26,941

Net Earnings (Note 2(i))	¥26,113	¥18,429	$247,077

Appropriation of Net Earnings (Note 2(j)):
Statutory Reserve	26,113	18,429	247,077
Payment to National Treasury	—	—	—

Total Appropriation of Net Earnings	¥26,113	¥18,429	$247,077

Accompanying notes are an integral part of these financial statements.

DEVELOPMENT BANK OF JAPAN

NON-CONSOLIDATED LIST OF ASSETS

March 31, 2004	(Millions of yen)	(Thousands of U.S. dollars)	Remark (millions of yen/thousands of U.S. dollars)
Cash and Due from Banks	¥19,206	$181,729
Cash	2	23
Due from Banks	19,204	181,706	Current deposits: 22 banks, including the Bank of Japan	¥2,304	$21,805
			Ordinary deposits: 2 banks, including Sumitomo Mitsui Banking Corporation	¥16,900	$159,901

Securities	327,918	3,102,641
Japanese Government Bonds	248,586	2,352,039	Issues	Face value	Book value
			Financing bills: 4 holdings	¥40,000	¥39,999
				$378,465	$378,462
			Coupon-bearing government bonds	¥193,600	¥198,787
			(4,5,6,10 years): 11 holdings	$1,831,772	$1,880,853
			Treasury bills: 3 holdings	¥9,800	¥9,799
				$92,724	$92,724

Corporate Bonds	69,310	655,790	37 holdings
Other Securities	10,020	94,812		Book value
			Collateralized debt obligations: 2 holdings	¥10,000	$94,616
			Equity acquired by excising the warrants, etc.: 2 holdings	¥20	$196

Loans	14,840,881	140,418,976	15,560 holdings

Yen Loans	14,733,869	139,406,462	15,526 holdings
Direct Loans	14,732,453	139,393,067	15,512 holdings
Agency Loans	1,415	13,395	14 holdings

Foreign Currency Loans	107,012	1,012,514	34 holdings

Allowance for Loan Losses	(44,522)	(421,257)

Equity Investments	244,077	2,309,373	375 holdings

Premises and Equipment	37,928	358,863
Premises and Equipment for Business	37,786	357,525		Book value
			(1) Land: 91 places/ 65% of 43,966m2, and 139,906m2	¥20,479	$193,768
			(2) Buildings: 216 buildings/ 95% of 2,244m2, 65% of 846m2, and 108,579m2 (Gross floor area)	16,900	159,906
			(3) Equipment: 2,016 items	402	3,813
			(4) Petty sum depreciable assets: 101 items (depreciated over three years for tax treatments)	1	18
			(5) Key money, etc.: 4 holdings	2	20
			* Accumulated depreciation amounted to ¥19,101 million ($180,729 thousand).
Construction in Progress	141	1,338	5 holdings

Accrued Income Receivable	68,898	651,888
Accrued Interest on Loans	68,051	643,883	Interest accrued on loans but not yet received
Accrued Interest on Securities	835	7,906	Interest accrued on securities but not yet received
Accrued Guarantee Fees	10	99	Fees accrued on guarantees but not yet received

Other Assets	533	5,046
Suspense Payments	95	902	39 holdings
Guarantee Deposits	384	3,636	84 holdings	Deposits and guarantees relating to land and buildings leased for business use
Others	53	508	123 holdings

Unamortized Discount on Bonds and Notes	2,296	21,725	Difference between face value and sale value of bonds
Customers’ Liabilities for Acceptance and Guarantee	76,821	726,852	44 cases

Total Assets	¥15,574,038	$147,355,836

Note:	Amount in U.S. dollars are presented solely for the convenience of readers outside Japan. The rate of ¥105.69=$1.00, the effective exchange rate prevailing as of March 31, 2004, has been used in conversion. The presentation of such amounts is not intended to imply that Japanese yen amounts have been or could have been readily translated, realized or settled in U.S. dollars at that rate or any other rate.

DEVELOPMENT BANK OF JAPAN

NOTES TO FINANCIAL STATEMENTS

1. Basis of Presentation

Development Bank of Japan (“DBJ”) maintains its records and prepares its statutory financial statements in accordance with the Development Bank of Japan Law (the “DBJ Law”) and the regulations thereunder and in accordance with accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements from the International Financial Reporting Standards. The financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and procedures generally accepted in countries and jurisdictions other than Japan.

Consolidated financial statements are not prepared because DBJ has no subsidiaries under the DBJ Law.

The amounts indicated in millions of yen are rounded down by omitting the figures less than one million yen. Accordingly, the sum of each amount appearing in the accompanying financial statements and the notes thereto may not be equal to the sum of the individual account balances.

Amounts in U.S. dollars are presented solely for the convenience of readers outside Japan. The rate of ¥105.69=$1.00, the effective exchange rate prevailing as of March 31, 2004, has been used in conversion. The presentation of such amounts is not intended to imply that Japanese yen amounts have been or could have been readily translated, realized or settled in U.S. dollars at that rate or any other rate.

2. Summary of Significant Accounting Policies

(a) Securities

Securities are stated at cost, which is determined by the moving average method.

Under the DBJ Law, DBJ cannot invest surplus funds except in Japanese Government Bonds or other bonds permitted by the DBJ Law, or in deposits at the Fiscal Loan Fund, Bank of Japan or the financial institutions specified by the Minister of Finance.

(b) Derivatives

Derivative transactions are not recorded on the non-consolidated balance sheets. Income and expenses from derivative transactions are recognized in the non-consolidated statements of earnings on a cash basis.

(c) Translation of accounts denominated in foreign currencies

DBJ holds foreign currency swap to hedge exchange rate risks on its loans, bonds and notes that are denominated in foreign currencies. These foreign currency swaps are not recognized in the non-consolidated balance sheets. The foreign currency denominated loans, bonds and notes that are being hedged are measured at the contract rates of the respective foreign currency swaps designated as hedging instruments.

(d) Depreciation method for Premises and Equipment

In accordance with certain provisions set forth the Corporation Tax Law, depreciation is provided based on the declining balance method for all Premises and Equipment except for buildings and key money, which are depreciated based on the straight-line method.

(e) Unamortized discounts on Bonds and Notes

Discounts on bonds and notes are amortized using the straight-line method over the average period of redemption in accordance with an ordinance defined by the Ministry of Finance.

(f) Bonds and Notes issuance costs

Bonds and notes issuance costs are recorded as expenses in the period they are incurred in accordance with a provision defined by the Ministry of Finance.

(g) Allowance for Loan Losses

A provision for loan losses is established in accordance with the requirements set forth by the Ministry of Finance pursuant to the DBJ Law. Under the provision, the allowance for loan losses is limited to 0.3% of loans outstanding at end of each fiscal year.

(h) Employee retirement benefits

In accordance with the DBJ Law and regulations thereunder, employee retirement benefits to employees (including payment to employees reaching retirement age) are included in DBJ’s budget of revenues and expenditures on the basis of anticipated payments to be made during the relevant year and are included in “salaries and related expenses” in the non-consolidated statements of earnings when paid.

(i) Income taxes

DBJ is exempt from taxes based on income, however DBJ is subject to parity taxes of the inhabitants’ taxes among local taxes.

(j) Appropriation of net earnings

In accordance with provisions of the DBJ Law and a related law, DBJ is required to set aside out of net earnings as a statutory reserve, the larger of (i) an amount equivalent to 20% of net earnings or (ii) an amount equivalent to 0.3% of loans outstanding at the end of each fiscal year (if this amount is in excess of the amount of net earnings for the year, then the amount of such net earnings). The reserve provided may only be used to cover net losses. The balance of net earnings remaining each year, after providing for this reserve, is to be paid to the National Treasury by May 31 of the following fiscal year. Interim payments are provided for under the Cabinet Order.

Since none of the amounts of net earnings for the fiscal years ended March 31, 2004 and 2003 were in excess of such required amounts, the payment to National Treasury was not made.

(k) Consumption tax

Income and expense subject to consumption tax include related consumption taxes paid or received.

3. Cash and Due from Banks

Cash and Due from Banks as of March 31, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2004	2003	2004
Cash	¥2	¥2	$23
Due from Banks	19,204	38,207	181,706

	¥19,206	¥38,209	$181,729

4. Securities

Securities as of March 31, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2004	2003	2004
Japanese Government Bonds	¥248,586	¥396,633	$2,352,039
Corporate Bonds	69,310	69,081	655,790
Other Securities	10,020	10,020	94,812

	¥327,918	¥475,734	$3,102,641

5. Loans

Loans as of March 31, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2004	2003	2004
Yen Loans	¥14,733,869	¥15,667,815	$139,406,462
Direct Loans	14,732,453	15,665,055	139,393,067
Agency Loans	1,415	2,760	13,395
Foreign Currency Loans	107,012	122,207	1,012,514

	¥14,840,881	¥15,790,022	$140,418,976

Pursuant to the DBJ Law and regulations thereunder, loans in arrears are defined as the loans for which the principal payments are overdue by six months or more. This categorization is different from the categorization of non-performing loans as defined under the Banking Law and the Financial Revitalization Law. The amounts of the loans in arrears included in “Loans” on the non-consolidated balance sheets as of March 31, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2004	2003	2004
Loan Past-due for Six Months or More as to Principal Payments	¥95,466	¥168,593	$903,272

	¥95,466	¥168,593	$903,272

6. Premises and Equipment

Premises and Equipment as of March 31, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2004	2003	2004
Premises and Equipment for Business	¥56,888	¥57,054	$538,254
Construction in Progress	141	263	1,338

	¥57,029	¥57,317	$539,592

Less—Accumulated Depreciation	(19,101)	(18,777)	(180,729)

Net Book Value	¥37,928	¥38,539	$358,863

7. Accrued Income Receivable

Accrued Income Receivable as of March 31, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2004	2003	2004
Accrued Interest on Loans	¥68,051	¥74,216	$643,883
Accrued Interest on Securities	835	1,010	7,906
Accrued Guarantee Fees	10	15	99

	¥68,898	¥75,241	$651,888

8. Other Assets

Other Assets as of March 31, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2004	2003	2004
Suspense Payments	¥95	¥270	$902
Guarantee Deposits	384	382	3,636
Others	53	133	508

	¥533	¥786	$5,046

9. Long-term Borrowings

DBJ borrows funds from the Japanese Government in order to meet funding requirements for the conduct of operations specified in the DBJ Law. DBJ also accepts other funds received from government sources in order to apply them to the sources of funds necessary to financially contribute to a particular government policy with respect to the operations provided in the DBJ Law, as provided in the Cabinet Order.

Long-term Borrowings as of March 31, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2004	2003	2004
Fiscal Loan Fund	¥10,755,891	¥11,881,686	$101,768,301
Reserve Funds of the Postal Life Insurance Special Account	219,838	301,936	2,080,026
Industrial Investment Special Account	402,869	452,363	3,811,804
Funds Entrusted	24,851	28,038	235,132

	¥11,403,450	¥12,664,024	$107,895,263

10. Accrued Expenses Payable

Accrued Expenses Payable as of March 31, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2004	2003	2004
Accrued Interest on Bonds and Notes	¥7,204	¥9,662	$68,169
Accrued Interest on Long-term Borrowings	43,918	54,868	415,541
Other Accrued Expenses	2	5	27

	¥51,126	¥64,536	$483,737

11. Other Liabilities

Other Liabilities as of March 31, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2004	2003	2004
Loan Redemption	¥6,038	¥10,075	$57,134
Suspense Receipts	2,845	2,276	26,926
Unearned Income	31,714	49,826	300,068
Others	128	74	1,214

	¥40,726	¥62,252	$385,342

12. Capital

The Japanese Government is the sole owner of the equity interest, which is not evidenced by documents such as stock certificates, but is evidenced at the Registration Office of the Legal Affairs Bureau of Japan.

13. Fees and Commissions (Income)

Fees and Commissions (Income) for the fiscal years ended March 31, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
For the fiscal years ended March 31	2004	2003	2004
Commissions Received	¥2,257	¥1,200	$21,355
Guarantee Fees	582	505	5,513

	¥2,839	¥1,705	$26,868

14. Others (Income)

Others (Income) for the fiscal years ended March 31, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
For the fiscal years ended March 31	2004	2003	2004
Collection of Written-off Claims	¥71	¥40	$676
Income from Equity Investments	27	1	260
Others	4,105	1,832	38,849

	¥4,204	¥1,874	$39,785

*	“Others” in the above table includes “income from credit derivative transactions” which amounts to ¥2,846 million ($26,932 thousand) and ¥1,265 million for the fiscal year ended March 31, 2004 and 2003, respectively.

15. Fees and Commissions (Expenses)

Fees and Commissions (Expenses) for the fiscal years ended March 31, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
For the fiscal years ended March 31	2004	2003	2004
Commissions Paid	¥16	¥28	$159

	¥16	¥28	$159

16. Write-off of Claims

DBJ writes-off loans past-due, equity investments and securities declined in value drastically, only after exhausting all available remedies including realization on any collateral and disposal by sale of claims. Write-offs are recorded at fiscal year end only with the approval of the Minister of Finance. The amounts of loans, equity investments and securities written off for the fiscal years ended March 31, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
For the fiscal years ended March 31	2004	2003	2004
Securities Written-off	¥30	¥—	$284
Loans Written-off	57,194	57,912	541,150
Equity Investments Written-off	4,279	700	40,489

	¥61,503	¥58,612	$581,923

17. Others (Expenses)

Others (Expenses) for the fiscal years ended March 31, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
For the fiscal years ended March 31	2004	2003	2004
Amortization of Discount on Bonds and Notes	¥337	¥391	$3,197
Bonds and Notes Issuance Cost	1,201	1,518	11,367
Others	4,102	3,030	38,817

	¥5,641	¥4,939	$53,381

*	“Others” in the above table includes “expense from credit derivative transactions” which amounts to ¥2,484 million ($ 23,509 thousand) and ¥1,089 million for the fiscal year ended March 31, 2004 and 2003, respectively.

18. Credit Derivative Transactions

DBJ utilizes credit default swap as part of its “acceptances and guarantee on customers’ debts” business within the limit of a certain definite amount of risk. Contract value as of March 31, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2004	2003	2004
Sold	¥2,129,857	¥2,241,169	$20,151,928
Bought	2,113,457	2,224,769	19,996,757

SUPPLEMENTAL INFORMATION OF DEVELOPMENT BANK OF JAPAN

Outstanding Bonds

		(Yen amounts in millions)
Guaranteed foreign bonds and notes as of September 30, 2004(1):

Dollar obligations
6 7/8%	Guaranteed Bonds Due 2011 ($750,000) issued in 1999	¥78,975

Sterling pound obligations
9 1/8%	Guaranteed Bonds Due 2005 (£250,000) issued in 1995	¥39,225

Japanese yen obligations
2 7/8%	Guaranteed Bonds Due 2006 (¥ 50,000,000) issued in 1996	¥50,000
1.81%	Guaranteed Bonds Due 2028 (¥ 25,000,000) issued in 1998(2)	25,000
1.75%	Guaranteed Bonds Due 2010 (¥100,000,000) issued in 2000	100,000
1.40%	Guaranteed Bonds Due 2012 (¥75,000,000) issued in 2002	75,000
1.70%	Guaranteed Bonds Due 2022 (¥75,000,000) issued in 2002	75,000

1.70%	Guaranteed Bonds Due 2022 (¥30,000,000) issued in 2003	30,000
1.05%	Guaranteed Bonds Due 2023 (¥75,000,000) issued in 2003	75,000
1.60%	Guaranteed Bonds Due 2014 (¥75,000,000) issued in 2004	75,000
	Subtotal	¥505,000

Swiss franc obligations
3%	Guaranteed Bonds Due 2005 (SF190,000) issued in 1998	¥16,015

Deutschmark obligations
7 1/2%	Guaranteed Bonds Due 2005 (DM150,000) issued in 1995	¥9,495

Euro obligations
5.625%	Guaranteed Bonds due 2011 (EUR 75,000) issued in 2001	¥79,646

	Total foreign bonds and notes	¥728,356

Guaranteed domestic bonds as of September 30, 2004:

Japanese yen obligations
3.1%	Guaranteed Bonds Due 2006 issued in 1996	¥10,000
2.9%	Guaranteed Bonds Due 2006 issued in 1996	10,000
1.8%	Guaranteed Bonds Due 2010 issued in 2000	50,000
1.9%	Guaranteed Bonds Due 2010 issued in 2000	50,000
1.8%	Guaranteed Bonds Due 2010 issued in 2000	50,000
1.6%	Guaranteed Bonds Due 2011 issued in 2001	50,000
1.4%	Guaranteed Bonds Due 2011 issued in 2001	50,000
0.8%	Guaranteed Bonds Due 2013 issued in 2003	50,000
1.3%	Guaranteed Bonds Due 2014 issued in 2004	30,000
1.8%	Underwritten Bonds Due 2014 issued in 2004	30,000
4.2%	Underwritten Bonds Due 2004 issued in 1994	4,300
4.2%	Underwritten Bonds Due 2004 issued in 1994	10,200
4.4%	Underwritten Bonds Due 2004 issued in 1994	3,000
4.4%	Underwritten Bonds Due 2004 issued in 1994	6,500
4.7%	Underwritten Bonds Due 2004 issued in 1994	3,900
4.7%	Underwritten Bonds Due 2004 issued in 1994	8,600

		(Yen amounts in millions)
4.6%	Underwritten Bonds Due 2004 issued in 1994	1,700
4.6%	Underwritten Bonds Due 2004 issued in 1994	4,300
4.7%	Underwritten Bonds Due 2004 issued in 1994	3,700
4.7%	Underwritten Bonds Due 2004 issued in 1994	7,800
4.6%	Underwritten Bonds Due 2004 issued in 1994	3,000
4.6%	Underwritten Bonds Due 2004 issued in 1994	7,000
4 1/2%	Underwritten Bonds Due 2005 issued in 1995	6,750
4 1/2%	Underwritten Bonds Due 2005 issued in 1995	15,320
3.6%	Underwritten Bonds Due 2005 issued in 1995	4,500
3.3%	Underwritten Bonds Due 2005 issued in 1995	5,000
2.9%	Underwritten Bonds Due 2005 issued in 1995	1,000
2.9%	Underwritten Bonds Due 2005 issued in 1995	7,000
3%	Underwritten Bonds Due 2005 issued in 1995	1,500
3%	Underwritten Bonds Due 2005 issued in 1995	5,500
3.1%	Underwritten Bonds Due 2006 issued in 1996	2,000
3.3%	Underwritten Bonds Due 2006 issued in 1996	1,700
3.3%	Underwritten Bonds Due 2006 issued in 1996	13,570
3.4%	Underwritten Bonds Due 2006 issued in 1996	8,000
3.4%	Underwritten Bonds Due 2006 issued in 1996	1,500
3.4%	Underwritten Bonds Due 2006 issued in 1996	5,000
3.4%	Underwritten Bonds Due 2006 issued in 1996	2,500
3.2%	Underwritten Bonds Due 2006 issued in 1996	1,500
3.2%	Underwritten Bonds Due 2006 issued in 1996	6,000
2.9%	Underwritten Bonds Due 2006 issued in 1996	1,200
2.8%	Underwritten Bonds Due 2006 issued in 1996	2,000
2.6%	Underwritten Bonds Due 2007 issued in 1997	700
2.6%	Underwritten Bonds Due 2007 issued in 1997	8,200
2.4%	Underwritten Bonds Due 2007 issued in 1997	3,000
2.6%	Underwritten Bonds Due 2007 issued in 1997	3,250
2 1/2%	Underwritten Bonds Due 2007 issued in 1997	8,500
2%	Underwritten Bonds Due 2007 issued in 1997	7,200
2.1%	Underwritten Bonds Due 2007 issued in 1997	2,450
2%	Underwritten Bonds Due 2008 issued in 1998	1,050
2.2%	Underwritten Bonds Due 2008 issued in 1998	2,150
2%	Underwritten Bonds Due 2008 issued in 1998	5,650
1.9%	Underwritten Bonds Due 2008 issued in 1998	2,700
1.9%	Underwritten Bonds Due 2008 issued in 1998	5,700
1.7%	Underwritten Bonds Due 2008 issued in 1998	1,300
1.8%	Underwritten Bonds Due 2008 issued in 1998	10,190
1.8%	Underwritten Bonds Due 2008 issued in 1998	6,500
1.1%	Underwritten Bonds Due 2008 issued in 1998	5,000
1.1%	Underwritten Bonds Due 2008 issued in 1998	4,000
1.2%	Underwritten Bonds Due 2008 issued in 1998	4,170

	Subtotal	¥617,250

Non-guaranteed domestic bonds:
0.60%	Non-guaranteed Bonds due 2006 issued 2001	¥50,000
0.78%	Non-guaranteed Bonds due 2007 issued 2002	50,000
0.67%	Non-guaranteed Bonds due 2007 issued 2002	50,000
0.52%	Non-guaranteed Bonds due 2007 issued 2002	50,000
1.23%	Non-guaranteed Bonds due 2012 issued 2002	50,000
0.41%	Non-guaranteed Bonds due 2008 issued 2003	50,000
0.78%	Non-guaranteed Bonds due 2013 issued 2003	60,000
0.40%	Non-guaranteed Bonds due 2008 issued 2003	50,000
1.58%	Non-guaranteed Bonds due 2013 issued 2003	50,000

		(Yen amounts in millions)
1.17%	Non-guaranteed Bonds due 2010 issued 2003	20,000
1.83%	Non-guaranteed Bonds due 2018 issued 2003	10,000
0.68%	Non-guaranteed Bonds due 2009 issued 2004	50,000
1.59%	Non-guaranteed Bonds due 2014 issued 2004	50,000
0.99%	Non-guaranteed Bonds due 2009 issued 2004	50,000
0.64%	Non-guaranteed Bonds due 2008 issued 2004	30,000

	Subtotal	¥670,000

	Total domestic bonds	¥1,287,250

	Total bonds	¥2,015,606

(1)	The actual foreign currency amounts of obligations are set forth in parentheses (in thousands of units of foreign currency) for foreign borrowings. Translations of actual foreign currency amounts into yen amounts have been made in accordance with the method stated in Note 1 of “Notes to Financial Statements”.
(2)	These bonds have put options which can be exercised by investors in 2008, 2013, 2018 and 2023.